SIMPSON THACHER & BARTLETT LLP

425 LEXINGTON AVENUE NEW YORK, NY 10017-3954 (212) 455-2000

FACSIMILE (212) 455-2502

DIRECT DIAL NUMBER (212) 455-2538	E-MAIL ADDRESS MNATHAN@STBLAW.COM

August 31, 2015

VIA COURIER AND EDGAR

Re:                                   American Renal Associates Holdings, Inc.
Draft Registration Statement on Form S-1

Submitted July 22, 2015
CIK No. 0001498068

John Reynolds

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington D.C. 20549

Ladies and Gentlemen:

On behalf of American Renal Associates Holdings, Inc. (the “Company”), we hereby file with the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) a Registration Statement on Form S-1 (the “Registration Statement”), marked to show changes from the above-referenced Draft Registration Statement on Form S-1 confidentially submitted on July 22, 2015 (the “Draft Registration Statement”). The Company has revised the Draft Registration Statement in response to the Staff’s comments in its letter dated August 17, 2015 relating to the Draft Registration Statement (the “Comment Letter”) and to reflect certain other changes, including updates to reflect second quarter financial information.

In addition, we are providing the following responses to the Comment Letter. To assist your review, we have retyped the text of the Staff’s comments in italics below. Page references in our responses correspond to the page numbers of the Registration Statement. Unless otherwise defined below, terms defined in the Registration Statement and used below shall have the meanings given to them in the Registration Statement. The responses and information described below are based upon information provided to us by the Company.

General

1.                                      Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

The Company respectfully advises the Staff that no such written communications have been presented by the Company or on its behalf to potential investors. The Company will supplementally provide to the Staff any such materials in the event they are used in the future in connection with this offering.

Prospectus Summary, page 1

2.                                      Please clarify and disclose in the filing the basis for your statement that you are the largest dialysis services provider in United States exclusively focused on joint venture partnerships with physicians.

The Company has revised its disclosure on pages 1, 68 and 96 of the Registration Statement to clarify the basis for its statement that it is the largest dialysis services provider in United States exclusively focused on joint venture partnerships. The Company respectfully advises the Staff that Fresenius Medical Care and DaVita Healthcare Partners Inc. are the providers of the majority of dialysis services in the United States, as disclosed on page 108 of the Registration Statement, and while both companies operate through some joint ventures, these large dialysis services providers wholly own the majority of their clinics. In addition, the Company respectfully advises the Staff that other medium-sized dialysis services providers such as U.S. Renal Care, Inc., Dialysis Clinic, Inc. and DSI Renal Inc. have wholly owned clinics in addition to joint venture clinics.

Organizational Structure, page 9

3.                                      Please describe your organizational structure in greater detail; for example, disclose the states of organization for each entity and describe the assets held and/or the operations conducted by each entity. If material, please describe the LLC membership interests and file the related operating agreements as exhibits.

The Company has revised its disclosure on pages 9 and 10 of the Registration Statement to describe its wholly owned subsidiaries in greater detail. The Company respectfully advises the Staff that it does not believe that any individual joint venture LLC is material and accordingly has not filed the related operating agreements as exhibits. No individual joint venture clinic contributed more than 2% to the Company’s total consolidated revenues in 2014. Although there are significant common terms among the LLC operating agreements, including terms with respect to management of the LLC, each LLC operating agreement contains certain individually negotiated terms. The Company discloses the general common terms of such operating agreements on pages 105 and 106 of the

Registration Statement.

Summary Consolidated Financial Data, page 13

4.                                      We refer you to footnote (a) on page 15 and page 66. Please explain and revise to provide clarifying disclosure why you recorded stock-based compensation adjustments for $21,342 and $1,047 in 2013 and 2014, respectively. These amounts do not agree with the amounts discussed in footnote (a) or the amounts presented in the statement of cash flows.

The Company has revised its disclosure on pages 17, 74 and 75 of the Registration Statement to clarify its stock-based compensation adjustments in 2013 and for all other periods. The Company respectfully advises the Staff that its stock-based compensation adjustments include cash paid for employer payroll taxes, which is not included in the stock-based compensation line in cash flows from operations. For 2013, 2014 and the six months ended June 30, 2015, cash paid for employer payroll taxes that was included under the stock-based compensation adjustment amounted to $917,000, $30,000 and $31,000, respectively.

Risk Factors, page 17

If our suppliers are unable to meet our needs . . ., page 25

5.                                      Please clarify whether you have any material agreements with your suppliers. If so, please file them as exhibits. See Item 601(b)(10)(ii)(B) of Regulation S-K.

The Company respectfully advises the Staff that it does not consider any agreements with its suppliers to be material and, accordingly, has not filed any of these agreements.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 60

6.                                      Please disclose any known trends or uncertainties that will have, or are reasonably likely to have, a material impact on your revenues or liquidity. For example, you disclose in the risk factors that that many commercial insurance programs are moving towards a bundled payment system inclusive of EPO, which could have a material adverse effect on your revenues, earnings and cash flows. You also disclose that there is a current shortage of peritoneal dialysis solution and that the ongoing restrictions on these supplies could have a negative impact on your revenues, earnings and cash flows. For guidance, see Item 303(a) of Regulation S-K; Securities Act Release No. 33-8350; and Securities Act Release No. 33-6835.

The Company has revised its disclosure on page 71 of the Registration Statement to disclose the trends and uncertainties identified in the Staff’s comment. The

Company respectfully advises the Staff that it believes it has disclosed any known trends or uncertainties that will have, or are reasonably likely to have, a material impact on its revenues or liquidity.

Contractual Obligations and Commitments, page 77

7.                                      On page 78 you disclose that certain of the put rights held by the nephrologist partners may be accelerated and exercised as a result of this offering. Please expand the disclosure to discuss the acceleration dates and how much of the exercisable amounts may be accelerated.

The Company has revised its disclosure on pages 38 and 89 of the Registration Statement to disclose the estimate of how much of the exercisable amounts may be accelerated.

Critical Accounting Policies and Estimates, page 79 Stock-Based Compensation, page 81

8.                                      Please expand your critical accounting policy to explain the methods used to estimate the expected volatility of share options, any changes in estimate that you anticipate may be required by FASB Topic 718 in periods after becoming a public company and the reasonably likely material effects on your results of operations. See Questions 4 of SAB Topic 14.B and 5 of SAB Topic 14.D.

The Company has revised its disclosure on pages 93, F-13, F-14, F-34 and F-35 of the Registration Statement to explain the methods used to estimate the expected volatility of share options. The Company respectfully advises the Staff that, after becoming a public company with sufficient trading history, it will estimate the expected volatility based on its own historical information. The reasonably likely material effects, if any, of such changes in estimate on the Company’s results of operations are unknown at this time.

Impairment of Long-Lived Assets, page 83

9.                                      We note you perform your evaluation of recoverability at the asset group level. Please tell us and expand the disclosure to explain how you determine the lowest level for which identifiable and largely independent cash flows are identified for the purpose of grouping assets. In the instance where you may group more than one clinic within an asset group please explain and support your basis for doing so. See FASB ASC 360-10-35-23 through 35-25.

The Company has revised its disclosure on pages 94, F-11 and F-12 of the Registration Statement to explain how it determines the lowest level for which identifiable and largely independent cash flows are identified for the purpose of grouping assets.

Business, page 85

Our Operating Structure, page 93

10.                               We note your disclosure that the company provided its existing physician equity partners an opportunity to invest in the company’s common stock. Please describe the material terms of these transactions and how such equity investments in the company relate to your JV structure.

The Company has revised its disclosure on page 148 of the Registration Statement to describe its physician stock offerings. The Company respectfully advises the Staff that the physician partner investments in the common stock of the Company are separate and distinct from the investments made by the physician partners in the joint ventures. Since 2012, the Company has offered certain of its new and existing physician partners, on five separate occasions, the opportunity to invest in a predetermined number of shares of common stock of the Company at a price equal to the fair market value of the stock at the time of the offering based on independent third party valuations. Each of the physician partners that were offered shares in one or more of the offerings received an equal opportunity in such offering to purchase shares and had no obligation to purchase any shares of common stock of the Company. While the investments in the joint ventures provide the opportunity for the physician partners to realize a return based on the performance of their individual clinic, the common stock offerings provide an opportunity to invest in the Company as a whole on substantially the same basis as other employee and investor common stockholders.

11.                               Please file as exhibits the form of joint venture operating, medical director and management services agreements that you enter into with your clinics or tell us why you believe these agreements are not material. See Item 601(b)(10)(ii)(B) of Regulation S-K.

The Company respectfully advises the Staff that it does not believe any of its joint venture operating, medical director and management services agreements are material because no individual joint venture clinic is material. Please see the Company’s response to question 3 above.

Management, page 112

12.                               Please describe any agreement between any director and any other persons pursuant to which he was or is to be selected as a director or nominee. For example, we note the stockholders agreement with Centerbridge. See Item 401(a) of Regulation S-K.

The Company has revised its disclosure on page 126 of the Registration Statement to identify directors selected or nominated pursuant to its stockholders agreement and has expanded its disclosure on pages 145 and 146 of the Registration

Statement to describe provisions in the stockholders agreement pursuant to which such directors were selected as directors or nominees.

Executive Officers and Directors, page 112

Executive Compensation, page 118

2014 Bonus Compensation, page 119

13.                               Please disclose the Adjusted EBITDA target for 2014.

The Company has revised its disclosure on page 132 of the Registration Statement to disclose the Adjusted EBITDA target for 2014.

Certain Relationships and Related Party Transactions, page 131

14.                               Please disclose the transaction relating to the revolving note agreement with an executive that you describe in the notes to the financial statements or tell us why you believe this disclosure is not required. See Item 404(a) of Regulation S-K.

The Company has revised its disclosure on page 147 of the Registration Statement to disclose the transaction relating to the revolving note agreement with an executive.

Lease Agreements with Entities Owned by Related Parties, page 131

15.                               Please disclose the name of the related person and the basis on which the person is a related person for these transactions. See Item 404(a)(1) of Regulation S-K. Please also disclose the amount involved for these transactions for the two fiscal years preceding the company’s last fiscal year. See Instruction 1 to Item 404 of Regulation S-K.

The Company has revised its disclosure on pages 145, F-28 and F-53 of the Registration Statement to remove disclosure regarding the lease agreements because the relevant lessor entities are not owned by related parties (as defined under Item 404(a)(1) of Regulation S-K).

Transaction Fee and Advisory Services Agreement, page 131

16.                               Please disclose the dollar value of the amount involved in these transactions for the past three fiscal years and the current year. See Item 404(a)(3) and Instruction 1 to Item 404 of Regulation S-K.

The Company has revised its disclosure on page 145 of the Registration Statement to disclose the dollar amounts paid by the Company pursuant to the Transaction Fee and Advisory Services Agreement for the past three fiscal years and the current year.

Employment Arrangements with Immediate Family Members . . . , page 131

17.                               Please also disclose the amount involved under these employment arrangements for fiscal 2012 and the current year.

The Company has revised its disclosure on page 146 of the Registration Statement to disclose the amount involved in the employment arrangements described therein for fiscal 2012 and the current year.

Index to Financial Statements, page F-1

Notes to Consolidated Financial Statements

Note B — Summary of Significant Accounting Policies

Basis of Presentation and Consolidation, page F-8

18.                               You disclose that you consolidate the accounts of joint venture entities where the company has the controlling interest. Provide us with an analysis of the variable and voting interest consolidation models in ASC 810 and the facts and circumstances that support the present accounting treatment. Please be detailed in your response and support your conclusions with the appropriate accounting guidance. Also tell us how the medical director agreement, operating agreement and management service agreements that are entered into at the time clinics are formed has factored into your consideration.

The Company respectfully advises the Staff that it consolidates the accounts of all its joint ventures based on the analysis described below.

Background

Prior to the commencement of operations of each joint venture, the following agreements are executed for each joint venture clinic (the “LLC” or “clinic”):

•                  Operating Agreement — the agreement between the Company (references to “Company” include its wholly owned subsidiaries) and the nephrologist partners or other joint venture partners, which establishes the members of the LLC and the respective ownership percentages among the members, defines the allocation of profits and losses according to the ownership percentages, and establishes a managing committee for the purposes of running the operations of the LLC, to which the Company is typically entitled to appoint a majority of the members in proportion to its majority membership interest.

•                  Management Agreement — the agreement between the Company and the LLC providing the Company with the authority and responsibility to manage, conduct, supervise and administer the day-to-day operations of the Dialysis Center owned by the LLC (including but not limited to negotiation with insurers on treatment rates, negotiation of pricing with suppliers, hiring, training and supervision of clinic personnel, provision and maintenance of quality control policies and procedures, supervision of site searches, lease negotiations, payroll processing, personnel and benefit administration, billing and collection) in exchange for a fee paid by the LLC to the Company.

•                  Medical Director Agreement — the agreement between the LLC and a nephrologist and/or nephrology practice that designates a nephrologist who will be responsible for the direct supervision of all professional services provided to patients at the dialysis clinic in exchange for a fair market value fee paid by the LLC.

As of June 30, 2015, the Company owns and operates 181 clinics, 177 of which the Company, through the terms established in the operating agreement between the Company and its partners, holds voting and economic equity interests of at least 50.1% and its partners hold the remaining minority equity interests.

The four clinics in which the Company does not own at least a 50.1% equity interest or have a majority voting interest account for only 1.3% of the Company’s total assets and 1.4% of the Company’s total revenues for the six months ended June 30, 2015.  The Company currently has a 20% equity interest in these four clinics, with a right to purchase up to an additional 30.1% equity interest in the future based on the financial performance of the clinic. The managing committee of each of these clinics consists of five individuals, three of which are representatives from the nephrologist partners and two of which are the Company’s representatives (representing 40% of the voting rights).

Except as described in the prior paragraph the formation, funding and operation of these four clinics is the same as described above for the other 177 clinics.

Analysis of the joint ventures as VIEs

ASC 810 provides that an entity is subject to consolidation as a VIE if, among other conditions, the total equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support provided by any parties, including equity holders. The Company has a variable interest in each LLC through its initial equity investment (as described in ASC 810-15-22) and through its guarantee of debt (as described in ASC 810-15-25).

The cost of clinic formation (investment in start-up working capital, capital expenditures and leasehold improvements or acquisition of the clinic) is typically provided through an equity investment by the Company and the nephrologist partners or other partners on a pro rata basis equal to their respective equity ownership interests and through debt financing that is guaranteed by each owner on a pro rata basis with respect to its equity ownership interest.

Pursuant to ASC 810-10-15-14, the Company has determined the equity investment at risk in each LLC is not sufficient to finance the activities of the entity without additional subordinated financial support.  This financial support consists of the guarantee by the owners of the LLC of debt incurred by the LLC and the requirement of the owners to provide additional capital, in each case on a pro rata basis. Accordingly, each LLC is a variable interest entity (“VIE”).

Analysis of the Company as primary beneficiary of the VIEs

ASC 810 provides that the Company may consolidate each LLC as a VIE if it is the primary beneficiary of each of the VIEs.

For each of the 177 entities where the Company owns at least a 50.1% equity interest in the LLC, the Company is the primary beneficiary of the VIE as defined in ASC 810-10-25-38A for the following reasons:

•                  The Company has the power to direct the activities of the VIE that most significantly impact the VIE’s economic performance through a combination of the provisions in the Operating Agreements and Management Agreements, specifically those provisions relating to negotiation with insurers on treatment rates, negotiation of pricing with suppliers, hiring, training and supervision of clinic personnel, provision and maintenance of quality control policies and procedures, supervision of site searches, lease negotiations, payroll processing, personnel and benefit administration, billing and collection; and

•                  The Company has the obligation to absorb losses or the right to receive benefits that could potentially be significant to the VIE (ASC 810-10-05-8), pursuant to the terms of its Operating Agreements.

For each of the four entities where the Company does not own at least a 50.1% equity interest in the LLC, the Company is the primary beneficiary of the VIE as defined in ASC 810-10-25-38A for the following reasons:

•                  The Company has the power to direct the activities of the VIE that most significantly impact the VIE’s economic performance through a combination of the provisions in the Operating Agreements and Management Agreements, specifically those provisions relating to negotiation with insurers on treatment rates, negotiation of pricing with suppliers, training and supervision of clinic personnel, provision and maintenance of quality control policies and procedures, supervision of site searches, lease negotiations, payroll processing, personnel and benefit administration, billing and collection; and

•                  The Company has the obligation to absorb losses or the right to receive benefits that could potentially be significant to the VIE ( ASC 810-10-05-8), pursuant to the terms of its Operating Agreements.

Based on the above analysis, the Company consolidates the results of all its joint venture LLCs because it is the primary beneficiary of these VIEs.

Note P — Stock-based Compensation, page F-30

19.                               Please revise and disclose the total incremental compensation cost resulting from the modification to options issued in connection with the return of capital dividend disclosed on page F-32. See ASC 718-10-50-2h.2.

The Company has revised its disclosure on pages 17, 74, 75 and F-33 of the Registration Statement with respect to disclosure of the total incremental compensation cost resulting from the modification to options issued in connection with the return of capital dividend.

20.                               We note that your expected volatility is based upon the average of historical weekly price changes of stock from comparable publicly-traded companies over a period of the expected option term rather than the expected volatility of your share price. Please tell us if you have elected to apply the provisions of ASC 718-10-30-20 to account for share options under the calculated value method or an alternative basis in accounting. If you have applied the calculated value method please tell us the following:

•                  The name of the industry sector index selected for comparison;

•                  How the industry sector index has taken into account the size of this company;

•                  Whether you have consistently applied this index to all share options or similar instruments in each accounting period;

Also tell us how you have provided all of the disclosures required in paragraph 718-10-50-2f.2.ii or provide the disclosures in your next amendment.

The Company respectfully advises the Staff that it has elected to apply the provisions of ASC 718-10-30-20 to account for share options under the calculated value method for its expected volatility. The Company used comparable publicly traded entities in the health care industry. For each of the comparable publicly traded entities, the historical equity volatility and capital structure of the entity were used to calculate implied stock volatility. The average implied stock volatility of the comparable publicly traded entities was then used to calculate a relevered equity volatility for the Company based on the Company’s own capital structure.

The Company consistently applied this index to all share options in each accounting period. The Company has revised its disclosure on pages F-34 and F-35 of the Registration Statement to provide all of the disclosures required in paragraph 718-10-50-2f.2.ii.

Note Q — Related Party Transactions, page F-34

21.                               Please revise to include a discussion of the lease agreements with entities owned by related parties disclosed on page 131.

The Company respectfully refers the Staff to its response to question 15 above.

Recent sales of unregistered securities, page II-2

22.                               For each transaction, name the persons or identify the class of persons to whom the securities were sold. See Item 701(b) of Regulation S-K. Please also tell us whether the common stock sales to your physician partners are included in this section.

The Company has revised pages II-2 and II-3 of the Registration Statement to identify the class of persons to whom the securities were sold. The Company respectfully advises the Staff that the common stock sales to its physician partners are included in this section.

Undertakings, page II-4

23.                               Please include the undertakings in Item 512(a)(5)(ii) and Item 512(a)(6) of Regulation S-K. Item 512(a)(5)(ii) is required for any prospectus filed in reliance on Rule 430C, and Item 512(a)(6) is required for any offering that involves an initial distribution of securities, pursuant to Rule 159A. For guidance, see Securities Act Rules Compliance and Disclosure Interpretation, Question 229.01.

The Company has revised pages II-4 and II-5 of the Registration Statement to include the undertakings in Item 512(a)(5)(ii) and Item 512(a)(6) of Regulation S-K.

Signatures

24.                               Please include a signature line for your controller or principal accounting officer. See Instruction 1 to Signatures in Form S-1.

The Company has revised the signature page in the Registration Statement to clarify that its chief financial officer is also its principal accounting officer.

* * * * * * *

Please do not hesitate to call Michael D. Nathan at (212) 455-2538 with any questions or further comments regarding this submission or if you wish to discuss any of the above responses.

Very truly yours,

/s/ Simpson Thacher & Bartlett LLP
Simpson Thacher & Bartlett LLP

cc:	Securities and Exchange Commission
Brigitte Lippmann
Brian McAllister
Tia Jenkins
Ronald E. Alper

American Renal Associates Holdings, Inc.
Joseph A. Carlucci
Michael R. Costa, Esq.

Latham & Watkins LLP
Peter N. Handrinos, Esq.
Nathan Ajiashvili, Esq.